ALPHA BANK

06017857

RECEIVED

2006 OCT 25 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, October 16, 2006
Our reference No.13.1.99

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

A.J. BILIONI O.J. YANNACOPOULOU

10/31

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Press Release

Alpha Bank joins forces with worldwide insurance leader AXA to expand the bancassurance business

Alpha Bank announces that it has signed an agreement for the sale of its subsidiary Alpha Insurance to AXA for Euro 255 million. Alpha Insurance will become a wholly owned subsidiary of AXA, a worldwide leader in financial protection, to the benefit of its customers and employees.

Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive Branch Network. Under the agreement, Alpha Bank will distribute the products and AXA, one of the largest and strongest insurance companies in the world, will originate and underwrite them.

At the same time, Alpha Bank and AXA will combine their asset management and insurance know-how to offer innovative life and non-life products of high quality and added value, enhancing the customers' ability to manage more effectively their assets and meet their insurance needs. The Bank, therefore, strengthens its position in a market with excellent prospects, in a period when incomes and demand for bancassurance products will be growing both in Greece and in Southeastern Europe.

Demetrios P. Mantzounis, Managing Director of Alpha Bank said:
"I am delighted to announce an agreement with AXA, which heralds a new era for Alpha Bank in the bancassurance business. Our close co-operation with AXA will best serve the interests of our clients and create value for our shareholders."

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,091 billion in assets under management as of June 30, 2006, and reported total revenues of Euro 41 billion and underlying earnings of Euro 2,090 million for the first half of 2006. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

About Alpha Bank
Alpha Bank, founded in 1879, is the second largest Bank in Greece. With more than 600 branches, Alpha Bank is also active in South Eastern Europe and Cyprus. Alpha Bank offers a comprehensive range of financial services to private and corporate

customers. With approximately Euro 46 billion in assets and about Euro 3 billion in equity at 30 June 2006, Alpha Bank generated Euro 306 million in the first half of 2006 in net profit attributable to shareholders. Alpha Bank is listed on the Athens Exchange with a market capitalisation of about Euro 9 billion and is a constituent of the Eurofirst 300 Index.

About Alpha Insurance

Alpha Insurance is a top 10 insurance company in Greece with approximately 4% market share in life and non-life products. Its distribution capability includes over 700 tied agents as well as the Branch Network of Alpha Bank. As of 30 June 2006, total assets stood at Euro 411 million with a book value in excess of Euro 74 million. Alpha Insurance net premiums revenue in the first half of 2006 was Euro 59 million with net after tax profit of Euro 5.5 million.

For more information please contact:

Alpha Bank
Marinos Yannopoulos
General Manager and CFO
+30 210 326 2366
myannopoulos@alpha.gr

Alpha Bank
Michael Massourakis
Senior Manager
Economic Research & Investor Relations
+30 210 326 2828
mmassourakis@alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane
+44 207 269 7194
geoffrey.pelham-lane@fd.com

Athens, October 16 2006

ALPHA BANK

RECEIVED
2006 OCT 25 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, October 16, 2006
Our reference No.13.1.98

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Press Release

NEW INTEREST RATES FROM ALPHA BANK

Alpha Bank, following a 0.25% rise of the European Central Bank's base rate, changes its interest rates as of 16.10.2006 as follows:

DEPOSIT INTEREST RATES

A. Interest rates for deposit and savings accounts (Alpha 400 and Alpha 410), rise by up to 0.25%.

B. Interest rates for deposit accounts Alpha1|2|3 for children, teenagers and young adults rise by 0.25%.

LOAN INTEREST RATES

A. The Minimum Lending Rate rises by 0.25%.

B. Consumer credit floating interest rates rise by up to 0.25%.

   The loans and credit cards transfer programme "Alpha All in 1" interest rate remains unchanged.

C. Housing loan floating interest rates rise by 0.25%.

D. Housing loan fixed interest rate for 5- years is reduced to 4.75% from 4.95%.

E. Housing loan fixed interest rates for 3,7,10 and 15 years remain unchanged, i.e. 4.75%, 4.95%, 5.10%, and 5.30% respectively.

Finally, the interest rate of "Alpha Protection" mortgage programme remains unchanged, being fixed at a preferential rate of 3.95% for the first 3 years and thereafter floating, linked to the European Central Bank's base rate plus margin, with a maximum increase capped at 2%.

Athens, October 13, 2006

1. PERSONAL BANKING as at 16.10.2006

LOANS AND ADVANCES (plus the Contribution of Law 128/75)

A. Housing Loans

1. Alpha Fixed	
- with a fixed interest rate for 3 years	4.75%
- with a fixed interest rate for 5 years	4.75%
- with a fixed interest rate for 7 years	4.95%
- with a fixed interest rate for 10 years	5.10%
- with a fixed interest rate for 15 years	5.30%
Following the maturity of the fixed interest rate period and for the remaining period of the loan the interest rate may change to floating based on the interest rate of the European Central Bank plus margin of 1.90%.	5.15%
The above margins are increased by 0.30%, when the amount of the loan exceeds 80% of the estimated value of the property.	
The above loans are *also granted with the subsidy of the Greek State* to beneficiaries who fulfil the subsidy's prerequisites	

2. Alpha Protection	
- with a fixed interest rate for 3 years	3.95%
after the first 3 years, with floating interest rate based on the interest rate of the European Central Bank, plus margin, as depending on the term of the loan follows:	
- 1.80% for 10 years	5.05%
- 1.90% for 15 years	5.15%
- 2.00% for 20 years	5.25%
The above margins are increased by 0.15%, when the amount of the loan exceeds 80% of the estimated value of the property.	

3. Alpha Cash Collateral	
- with floating interest rate based on the interest rate of the European Central Bank, plus margin of 1.30%	4.55%
- with a fixed interest rate for 3 years	4.75%
- with a fixed interest rate for 5 years	4.75%
- with a fixed interest rate for 7 years	4.95%
- with a fixed interest rate for 10 years	5.10%
- with a fixed interest rate for 15 years	5.30%
Following the maturity of the fixed interest rate period and for the remaining period of the loan the interest rate may change to floating based on the interest rate of the European Central Bank plus margin of 1.30%	4.55%

4. Alpha Euro Rate Housing Loan	
With floating interest rate based on the interest rate of the European Central Bank, plus margin of:	
- 2.25% for an amount of loan up to Euro 75,000	5.50%
- 1.70% for an amount of loan above Euro 75,000 and up to Euro 150,000	4.95%
- 1.50% for an amount of loan above Euro 150,000	4.75%
The above margins are increased by 0.30%, when the amount of the loan exceeds 80% of the estimated value of the property.	
The above loans are also granted with the subsidy of the Greek State to beneficiaries who fulfil the subsidy's prerequisites	

5. Alpha Repair Housing Loan	
- with a fixed interest rate for 3 years	5.75%
- with a fixed interest rate for 5 years	5.75%
- with a fixed interest rate for 7 years	5.95%
- with a fixed interest rate for 10 years	6.10%
- with a fixed interest rate for 15 years	6.30%
- with floating interest rate based on the interest rate of the European Central Bank plus margin 2.75%	6.00%

6. Subsidised Housing Loans by the Workers' Housing Organisation	
- Floating interest rate based on the interest rate of the European Central Bank, plus margin 2.15%	5.40%

7. Other Existing Floating Interest Rate Housing Loans	6.50%

B. Consumer Credit Loans

1. "Alpha All in 1" Loans and Credit Cards Transfer Programme	8.50%
2. "Alpha Epipleon Overdraft"	11.50%
- for payroll accounts	9.50%
3. Alpha x 5 Personal Loan	9.90%
4. Alpha Revolving Loan	
- Above Euro 25,000	8.00%
- Euro 12,000.01 to Euro 25,000	10.50%
- Euro 6,000.01 to Euro 12,000	11.00%
- Up to Euro 6,000	11.50%
5. Alpha Personal Loan	12.25%
6. Alpha Consumer Loan	
- contribution of customer from 0% to 25%	11.25%
- contribution of customer above 25%	10.00%
7. Alpha "Natural Gas and Maintenance" Credit Loan	9.00%
8. Alpha 1|2|3 for Student Expenses	8.75%
9. Alpha 1|2|3 Loan for Post-graduated studies	
- contribution of customer from 0% to 25%	9.56%
- contribution of customer above 25%	8.50%
10. Alpha 700	12.70%
11. Alpha Initial Installation Expenses Personal Loan (granted only with Housing Loans)	7.00%
12. Alpha 1|2|3 Personal Loan	10.35%
13. Alpha 1|2|3 Consumer Loan	
- contribution of customer from 0% to 25%	9.56%
- contribution of customer above 25%	8.50%
14. Alpha Coach Loan	4.90%

C. CREDIT CARDS

1. Alpha Bank Visa Gold	9.75%
2. Alpha Bank Visa	16.25%
3. Alpha Bank Bonus Visa	16.25%
4. Alpha Bank Mastercard	16.25%
5. American Express Green Card (Charge Cards) (flexible credit line interest rate)	12.00%
6. American Express Gold Card (Charge Cards) (flexible credit line interest rate)	12.00%

7. American Express Credit Card	16.00%
8. Blue from American Express	16.00%
9. Alpha Bank Bonus American Express	16.25%
10.TIM Bonus American Express	16.25%
11.TIM Bonus American Express Gold	16.25%
12. Dynamic Visa (for the first 6 months)	12.68%
(after the first 6 months)	15.45%
13. Alpha 1|2|3 Visa for parents	15.25%
14. Alpha 1|2|3 Visa for young adults	15.50%
15. Store Cards (Kalogirou Silver & Gold, Nutriclub Card, Amway Card, Gratsias)	16.25%
16. BMW- American Express	16.00%
17. Alpha Bank Electron Visa - Cinephile	16.25%
18. Artion Visa	16.25%

Cash Advance	
- Visa Cash Advance	16.75%
- American Express Green Card	15.75%
- American Express Gold Card	15.75%
- Corporate American Express	15.75%
- Alpha Bank Visa Business	16.75%

D. OTHER PERSONAL LOANS

1. Alpha 100 (overdraft)	10.25%
2. Loans for purchase of shares	10.25%
3. Loans for the payment of fiscal and insurance obligations	
- guaranteed by A' class collateral	5.25%
- partially or not guaranteed by A' class collateral	12.00%
- If included in a mortgage loan, the corresponding interest rate is applied	

DEPOSIT ACCOUNTS

1. Alpha 100[1]	
- Above Euro 200,000	2.35%
- Euro 150,000.01 to Euro 200,000	2.05%
- Euro 100,000.01 to Euro 150,000	2.00%

- Euro 60,000.01 to 100,000	1.50%
- Euro 30,000.01 to 60,000	1.40%
- Euro 15,000.01 to Euro 30,000	1.35%
- Euro 3,000.01 to 15,000	0.60%
- Euro 1,000.01 to 3,000	0.55%
- Up to Euro 1,000	0.35%

2. Alpha 400[2]	
- Above Euro 200,000	1.80%
- Euro 150,000.01 to Euro 200,000	1.30%
- Euro 100,000.01 to Euro 150,000	1.25%
- Euro 60,000.01 to 100,000	1.20%
- Euro 30,000.01 to 60,000	1.00%
- Euro 15,000.01 to Euro 30,000	0.90%
- Euro 3,000.01 to 15,000	0.50%
- Euro 1,000.01 to 3,000	0.45%
- Up to Euro 1,000	0.35%

3. Alpha 410[1]	
- Above Euro 200,000	2.25%
- Euro 150,000.01 to Euro 200,000	1.40%
- Euro 100,000.01 to Euro 150,000	1.25%
- Euro 60,000.01 to 100,000	1.20%
- Euro 30,000.01 to 60,000	0.95%
- Euro 15,000.01 to Euro 30,000	0.90%
- Euro 3,000.01 to 15,000	0.50%
- Euro 1,000.01 to 3,000	0.45%
- Up to Euro 1,000	0.35%

4. Youth Line Alpha 1|2|3 [1]	
For Children	
- Above Euro 5,000	2.40%
- Euro 500.01 to 5,000	2.00%
- Up to Euro 500	1.75%

For Teenagers

- Above Euro 7,500	2.40%
- Euro 750,01 to 7,500	2.00%
- Up to Euro 750	1.75%
For Young Adults	
- Above Euro 10,000	2.40%
- Euro 1,000.01 to 10,000	2.00%
- Up to Euro 1,000	1.75%

The interest rate of each category is applied on the whole amount of the deposit based on:

[1] the amount of the daily balance

[2] the amount of the six-month balance

2. BUSINESS LENDING as at 16.10.2006

ALPHA LOANS FOR BUSINESSES
LOANS AND OVERDRAFTS (plus the Contribution of Law 128/75)

PRODUCT	FIXED INTEREST RATE	FLOATING INTEREST RATE
1. Businesses with annual turnover up to Euro 1,000,000		
- Alpha Business Line of Credit*		7.00%
- Alpha Fixed Rate Business Loan	7.00% 1-year	
	7.25% 2-year	
	7.50% 3-year	
- Alpha Cash Management *		7.00%
- Alpha Development *		7.00%
	8.00% 2-year	
	8.50% 4-year	
- Alpha Commercial Mortgage*		3-month Euribor
	6.00% 3-year	
	6.50% 5-year	
	7.25% 10-year	
	7.50% 15-year	
- Alpha Equipment *	4.90% Fixed interest rate for the first year	
		7.00%
	7.00% 3-year	
	7.50% 5-year	
2. TAXI Vehicles Professionals *		

Loan for: - the purchase of a new TAXI Vehicle - the purchase of a TAXI licence - the purchase of a TAXI vehicle and licence	6.50% 2-year 7.00% 4-year	7.00%
3. Public Use Touring Coaches Professionals *		
Loan for: - financing the replacement of Public Use Touring Coaches	7.00% 2-year 7.50% 4-year	7.00%
4. Public Transport Bus Owners *		
Financing for: - the purchase of Public Transport Bus	6.50% 8-year	3-month Euribor
Financing for: - the purchase of Public Transport Bus licence	4.00% For the first year and 6.75% Fixed for the remaining 7 years	4.00% Fixed for one year and 3-month Euribor for the remaining 7-years
5. Other Business Loans		
- Alpha 500 Overdraft *		7.00%
- Alpha 600 Working Capital *without time limitations* *		7.00%
- Alpha 605 Working Capital in USD, GBP, JPY, CHF *		Foreign Exchange Prime Rate
- Alpha 620 Working Capital with a 3 year fixed interest rate	7.25% 3-year	
- Alpha 630 Working Capital with a fixed interest rate for a specific time period	Negotiable	
- Alpha 650 Working Capital based on the current 1 month Euribor rate *		1-month Euribor
- Loan for Fixed Assets Installations *		7.00%
- Alpha 810 commercial mortgage loan *	6.50% 3-year	7.00%
- Non Residents Overdraft *		7.00%

* Plus the appropriate spread

DEPOSIT ACCOUNTS

1. Alpha 500 (Business)	
- Above Euro 150,000.01	1.25%

- From Euro 100,000.01 to 150,000	0.60%
- From Euro 30,000.01 to 100,000	0.50%
- From Euro 10,000.01 to 30,000	0.45%
- Up to Euro 10,000	0.25%
The interest rate of each category is applied to the whole amount of the deposit based on the amount of the daily balance.	
2. Alpha Cash Management (Business)	
- Above Euro 150,000.01	1.25%
- From Euro 100,000.01 to 150.000	0.60%
- From Euro 30,000.01 to 100.000	0.50%
- From Euro 10,000.01 to 30.000	0.45%
- Up to Euro 10,000	0.25%
The interest rate of each category is applied to the whole amount of the deposit based on the amount of the daily balance.	
3. Alpha 290 (Sight Deposit Accounts for firms) Negotiable	
4. Tied up deposits	1.80%
5. Sight Deposit 2005 (Foreign Citizens)	
- Above Euro 150,000.01	1.50%
- Up to Euro 150,000	0.00%
6. Repos Negotiable	